June 1, 2021

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street N.E.
Washington DC 20549

Attention: Lisa N. Larkin, Senior Counsel

RE:	Thirdline Real Estate Income Fund (the “Fund”) – Response to SEC Comments with regard to the N-2 Filing (File numbers 333-255199, 811-23653)

Dear Ms. Larkin:

This letter provides the Trust’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) from your letter on May 11, 2021. The comments addressed the Fund’s registration statement on Form N-2 (the “Registration Statement”), which was filed on April 13, 2021. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

Comments and Corresponding Responses

Legal Comments

General Comments

1.	Comment: Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Fund has attached a copy of its test-the-waters materials. This material was shared with a number of Institutional Accredited Investors in order to assess their interest in the possible offering.

Prospectus

2.	Comment: Please add the following disclosure to the end of the first sentence in the first bullet point, “Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.”

Response: The Fund has added the requested disclosure.

3.	Comment: If applicable, in the fourth bullet point, please add disclosure stating that distributions may be funded from amounts from the Fund’s affiliates that are subject to repayments by investors.

WADE BRIDGE ● PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 513.304.5605

Practus, LLP ● Wade.Bridge@Practus.com ● Practus.com

Thirdline Real Estate Income Fund

June 1, 2021

Response: The Fund has added the noted disclosure.

4.	Comment: In the third sentence of the second paragraph, disclosure states, “The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of assets, including the amount of any borrowings for investment purposes, in “Real Estate Investments” as defined below.” Please revise the language to align with the language in the Fund’s 80% policy on page B-5 of the Statement of Additional Information (“The Fund’s name suggests that the Fund will focus its investments in the real estate industry; therefore, the Fund has adopted a non-fundamental policy that, under normal circumstances, it will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in Real Estate Investments as defined in the Prospectus and described below.”).

Response: The Fund’s has revised the language to more align with the disclosure found on page B-5 of the Statement of Additional Information.

5.	Comment: In the first line of the third paragraph, disclosure states that the Fund may invest in convertible securities. If the Fund expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the Fund intends to invest in CoCos, and if so, how much of the Fund’s assets will be invested in CoCos.

Response: The Fund does not expect to invest in CoCos so no additional disclosure has been added.

6.	Comment: In the third paragraph, please disclose the expected credit quality and maturity of the Fund’s debt investments and please use the term “junk bonds” to describe debt instruments that will be rated below investment grade or which, if unrated, would be rated below investment grade if they were rated. Please ensure that such disclosure also appears in the appropriate location in the summary prospectus and statutory prospectus.

Response: The Fund has added language to the noted paragraph that states the Fund is not limited in credit quality and duration. This same language appears in the summary prospectus and statutory prospectus. High-yield or “junk bonds” are referenced and discussed in the prospectus.

7.	Comment: In the fourth line of the third paragraph, “mutual funds” appears twice. Please delete the second reference.

Response: The Fund has removed the second reference to “mutual funds”.

8.	Comment: Please disclose whether the Fund may make investments in foreign securities, including emerging markets, and if so, disclose the risks of such investments, as applicable.

Response: The Fund has added disclosure regarding possible investments in foreign securities.

Thirdline Real Estate Income Fund

June 1, 2021

9.	Comment: The third paragraph describes the Fund’s principal investment strategies. Please clarify whether these strategies apply to the Fund’s 80% policy, the remaining 20% of Fund assets, or both.

Response: The Fund has added disclosure to address the comment.

10.	Comment: It appears that the Fund will invest in real property, which is not a security. Please explain to the staff how such investments will be structured. We may have additional comments. Please also explain to the staff what percentage of the Fund’s portfolio will consist of real property.

Response: The Fund may invest in real property. The Fund intends to limit its investments in real property to no more than 50% of the Fund’s net assets. As disclosed in the prospectus, the Fund’s investments in real property will likely be through joint venture arrangements and/or through wholly owned subsidiaries. These investments are expected to be primarily in the form of equity investments, but the Fund does intend to invest in direct real estate debt through the origination of loans and/or the purchase of loans from third parties. The Fund has added additional information to the summary prospectus and prospectus that further describes the Fund’s direct real estate investments.

11.	Comment: The third paragraph refers to the Fund’s investments in, among other things, mezzanine loans, subordinated loans, and senior loans. It appears that the Fund may hold a significant amount of covenant-lite loans. If the Fund holds a significant amount of covenant-lite loans, please revise your principal risks disclosure to include the heightened risks associated with covenant-lite loans.

Response: The Fund has added disclosure to the prospectus on covenant-lite obligations risk.

12.	Comment: It appears that some of the loans held by the Fund may pay interest based on LIBOR, which is expected to be discontinued after 2021. Please either disclose the risks associated with the discontinuation of LIBOR or explain to us why you believe the discontinuation of LIBOR is not a principal risk of the Fund.

Response: The Fund has added risk disclosure regarding the discontinuation of LIBOR.

13.	Comment: In the fifth paragraph, please add disclosure that specifies the intervals between deadlines for repurchase requests, pricing and repayment and, if applicable, the anticipated timing of the fund's initial repurchase offer. Please also include a cross-reference to those sections of the prospectus that discuss the Fund’s repurchase policies and the attendant risks.

Response: The Fund has added disclosure to the fifth paragraph that directs investors to the section of the summary prospectus that sets forth the intervals between deadlines for repurchase requests, pricing, and repayment and, the anticipated timing of the Fund's initial repurchase offer.

14.	Comment: Debt incurred by joint ventures of the Fund are described in this section as not being treated as senior securities “unless the special purpose vehicle or (other real estate related investment) holding such debt is a wholly-owned subsidiary of the Fund.”

Thirdline Real Estate Income Fund

June 1, 2021

a. Please explain to us how the Fund considers these potential obligations where the Fund controls the special purpose vehicle but is not a wholly-owned subsidiary when assessing its compliance with Section 18 of the 1940 Act.

b. Please explain what are “(other real estate related investment)” in this disclosure and why excluding and debt they hold as consistent with Section 18 of the 1940 Act.

c. Please confirm that to extent debt of a joint venture subsidiary is not included when assessing its compliance with Section 18 of the 1940 Act that the Fund will not have the authority to exercise majority control over the governance of such joint venture including material decisions such as incurring additional indebtedness or taking on bank borrowings.

Response:

(a) The Fund will look to Regulation S-X and any other relevant accounting rules to determine whether the Fund’s investment in a special purpose vehicle requires the financial statements of such special purpose vehicle to be consolidated with the Fund’s financial statements. In such cases, the Fund will include the obligations of the special purpose vehicle in its assessment of compliance with Section 18.

(b) The Fund considers co-investment arrangements, joint ventures, and wholly owned subsidiaries to be (“other real estate related investments”). As indicated in the current disclosure in the prospectus, the Fund will not exclude the debt of a wholly owned subsidiary of the Fund, or the debt of a special purpose vehicle owned by the Fund where such special purpose vehicle’s financial statements are required to be consolidated in the Fund’s financial statements in accordance with Regulation S-X and other accounting rules from consideration as it relates to the Fund’s compliance Section 18 of the 1940 Act.

(c) The Fund confirms that to the extent the debt of a joint venture subsidiary is not included when assessing its compliance with Section 18 of the 1940 Act that the Fund will not have the authority to exercise majority control over the governance of such joint venture including material decisions such as incurring additional indebtedness or taking on bank borrowings.

15.	Comment: Please confirm that the fee table is accurate with respect to costs associated with investments in private REITS.

Response: The Fund will update its fee table to include the estimated costs associated with Fund’s anticipated investments in private REITS.

16.	Comment: Please disclose how long it is expected to take to fully invest net proceeds in accordance with the Fund’s investment objectives and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay. See Item 7.2. of Form N-2.

Response: The Fund has added disclosure to address this comment.

17.	Comment: If the Fund’s objective may be changed without a vote of the holders of a majority of voting securities, please add a brief statement to that effect. See Item 8.2.a. of Form N-2.

Thirdline Real Estate Income Fund

June 1, 2021

Response: The Fund has disclosure explaining its investment objective can be changed without shareholder approval upon at least 60 days advance notice of such change.

18.	Comment: Please advise whether the Fund intends to offer preferred shares within 12 months of effectiveness of the registration statement. If yes, please include disclosure about the consequences to common shareholders of the issuance of preferred, e.g., subordination, diminished voting power, increased expense ratio; and provide appropriate fee table disclosure.

Response: The Fund does not intend to offer preferred shares within 12 months of effectiveness of this registration statement so therefore no additional disclosure has been added.

19.	Comment: Please add a table that illustrates the effects of leverage on common shareholders. See Item 8.3.a. of Form N-2.

Response: The Fund has added the table that illustrates the effects of leverage.

20.	Comment: In the sixth paragraph, disclosure refers to the Fund’s possible commitment to acquire a loan. Please explain to us whether the Fund will make capital commitments that may be unfunded for some period of time. If so, please explain to us whether the Fund will treat its unfunded commitments as senior securities under section 18(g) of the 1940 Act. If the Fund will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Fund reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Fund believes it will be able to cover its future unfunded investment commitments.

Response: The Fund intends to treat any unfunded commitments as senior securities and will monitor these commitments for compliance with Section 18 of the 1940 Act.

Repurchase Request Deadline

21.	Comment: In the second paragraph, disclosure states, “This notice may be included in a Shareholder report or other Fund document.” Please explain supplementally what you mean by “other Fund document.”

Response: The disclosure “other Fund documents” means the prospectus, trade confirms and monthly or quarterly account statements.

Repurchase Offers Risk

22.	Comment: The fourth bullet point states, “If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. In each case, such actions may reduce the Fund’s NAV.” Please disclose the maximum amount of debt that may be incurred for that purpose, the restrictions imposed by Section 18 of the 1940 Act, and the attendant risks of leveraging.

Response: The Fund has added disclosure to address the comments.

Thirdline Real Estate Income Fund

June 1, 2021

23.	Comment: Please add the following risks:

•	Because of the potential for proration, some investors might tender more shares than they wish to have repurchased in order to ensure the repurchase of a specific number of shares; and

•	The possibility that periodic repurchase offers may not eliminate any discount at which the registrant’s shares trade.

Response: The Fund has added the first bullet point but does not believe the second bullet point is appropriate for a closed-end interval fund so therefore has not added that disclosure. However, the Fund has added the following disclosure to the prospectus:

“If, and to the extent that, a public trading market ever develops, shares of closed-end investment companies frequently trade at a discount from their NAV per share and initial offering prices.”

24.	Comment: Please disclose, in an appropriate location, information regarding outstanding securities, as required by Item 10.5. of Form N-2.

Response: The Fund has added the table required by Item 10.5 of Form N-2 to the prospectus in the section titled “Non-Listed Closed-End Fund Structure”.

Dividend Reinvestment Plan

25.	Comment: In the second line of the third paragraph, disclosure states, “The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s net asset value per share.” Please add disclosure that explains how the Fund addresses partial shares.

Response: The Fund has added disclosure to the prospectus addressing this comment.

Statement of Additional Information (“SAI”)

Fundamental Investment Policies and Restrictions

26.	Comment: The Fund includes a policy with respect to repurchase offers. Please add disclosure to this policy that describes any circumstances in which the Fund may postpone or fail to make a repurchase offer. See Item 8.2.c. of Form N-2.

Response: The Fund has added information on when the Fund may postpone or fail to make a repurchase offer to the SAI.

Conflicts of Interest

27.	Comment: Please disclose conflicts of interest that may arise relating to the allocation of investment opportunities by the Advisor between the Fund and its other clients; including joint ventures. Please also disclose conflicts of interest that may arise in relation to the Advisor’s selection of investments or use techniques (such as leverage) that have the effect of increasing their compensation.

Thirdline Real Estate Income Fund

June 1, 2021

Response: The Fund has added some additional disclosure regarding conflicts of interest.

Financial Statements

28.	Comment: Is a party other than the Fund’s sponsor or one of its affiliates providing the Fund’s initial (seed) capital? If yes, please supplementally identify the party providing the seed capital and describe their relationship with the Fund.

Response: No. The owners of the Advisor are providing the initial seed capital.

Part C

Undertakings

29.	Comment: Please align the Fund’s undertakings with the current Form N-2.

Response: The Fund has updated its undertakings to the current Form N-2.

Declaration of Trust

30.	Comment: Article V, Section 6 states, “Section 6. Derivative Actions. No Shareholder shall have the right to bring or maintain any action, proceeding, claim, or suit (“Action”) on behalf of the Trust or any Series or class of Shares or Shareholders (a)(i) unless such Shareholder is a Shareholder at the time such Action is commenced and such Shareholder continues to be a Shareholder throughout the duration of such Action and (a)(ii)(1) at the time of the transaction or event underlying such Action, such Shareholder was a Shareholder or (2) such Shareholder’s status as a Shareholder devolved upon the Shareholder by operation of law or pursuant to the terms of this Declaration of Trust from a person who was a Shareholder at the time of the transaction or event underlying such Action and (b) without first making demand on the Trustees requesting the Trustees to bring or maintain such Action and such demand has the support of Shareholders owning a majority of the outstanding class or Series of Shares affected by the proposed Action. Such demand shall not be excused under any circumstances, including allegations or claims of interest on the part of the Trustees, unless the plaintiff makes a specific showing that irreparable non-monetary injury to the Trust or Series or class of Shares or Shareholders would otherwise result. Such demand shall be mailed to the Secretary at the Trust’s principal office and shall set forth with particularity the nature of the proposed Action and the essential facts relied upon by the Shareholder to support the allegations made in the demand. The Trustees who are not Interested Persons of the Trust (the “Independent Trustees”) shall consider such demand. In their sole discretion, the Independent Trustees may decide to bring, maintain, or settle such Action or to not bring, maintain, or settle such Action, or may submit the matter to a vote of Shareholders of the Trust or a Series or class thereof, as appropriate. Any decision by the Independent Trustees to bring, maintain, or settle such Action, or to submit the matter to a vote of Shareholders, shall be binding upon all Shareholders who will be prohibited from maintaining a separate competing Action relating to the same subject matter. Any decision by the Independent Trustees not to bring or maintain an Action on behalf of the Trust or a Series or class shall be subject to the right of the Shareholders to vote on whether or not such Action should or should not be brought or maintained as a matter presented for Shareholder consideration pursuant to the provisions of the By-Laws regarding Shareholder requested special meetings; and the vote of Shareholders required to override the Independent Trustees’ decision and to permit the Shareholder(s) to proceed with the proposed Action shall be 75 percent of the outstanding Shares of the Trust or 75 percent of the outstanding Shares of the Series or class affected by the proposed Action, as applicable.

Thirdline Real Estate Income Fund

June 1, 2021

Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and that the provision does not apply to claims arising under the federal securities laws.

Response: The Fund respectfully declines to amend its organizational document. The Fund’s organizational document includes a provision that address conflicts with law or regulation, stating, in part, that any provision in the organizational document that is in conflict with 1940 Act or with any other applicable laws or regulations will be deemed not part of the document. In addition, the Fund has added disclosure to the prospectus stating that according to the SEC this provision does not apply to claims arising under federal securities laws.

Accounting Comments

31.	Comment: Please discuss in correspondence the accounting for Organizational & Offering costs, including amounts to be reimbursed by the Fund to the adviser. Please include in the discussion the impact, if any, of the recoupment provisions related to the Expense Limitation Agreement.

Response: The Advisor has paid all organizational and offering related expenses on behalf of the Fund. The fund accounting agent for the Fund has been provided detailed expense information from the Advisor that sets forth the expense amounts as well as the service received or paid for. The Fund’s method for accounting for organizational and offering expenses is consistent with FASB ASC 720-15-25-1, FASB ASC 946-20-25-6 and 946-20-35-5. The Fund’s organizational and offering expenses consist of costs incurred to establish the Fund and enable it to legally do business, including, among other things, organizational fees; SEC and state registration fees; legal services pertaining to the organization and offering of the Fund; costs of printing prospectuses for sales purposes; and audit fees relating to the initial registration statement and auditing the initial seed capital statement of assets and liabilities. Pursuant to FASB ASC 946-20-25-6 and 946-20-35-5, as a closed-end fund with a continuous offering period, the Fund’s offering costs will be accounted for as a deferred charge until operations begin and thereafter will be amortized to expense over 12 months on a straight-line basis.

32.	Comment: Is this connected to the recoupment provisions or will this be a liability of the Fund?

Response: Yes, pursuant to the terms of the Expense Limitation Agreement between the Fund and the Advisor, the Advisor may seek reimbursement from the Fund of these expenses.

* * *

Thirdline Real Estate Income Fund

June 1, 2021

The applicant believes that it has addressed the comments presented by the Staff. If you have any questions, please contact me at (513) 304-5605.

Sincerely,

/s/ Wade Bridge

Wade Bridge